centrica

082-04578

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 20 May, 2009

SUPPL

Fax: 001 202 772 9207

From: Secretariat

No. of pages **3** (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

09046243

RECEIVED
2009 MAY 22 P 2:35

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

19 May 2009

Centrica plc – shareholder documents

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

- Notice of General Meeting
- Circular to Shareholders

These documents are also available on the Company's website at www.centrica.com/gm09

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	0845 072 8001

20 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

centrica

URGENT FAX MESSAGE

To: Office of International Corporation Finance, SEC

Date: 21 May, 2009

Fax: 001 202 772 9207

From: Secretariat

No. of pages 9 (inc. this one)

Please find attached a recently released Stock Exchange Announcement.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone +44 (0)1753 494000
Facsimile +44 (0)1753 431019
www.centrica.com

21 May 2009

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

21 May 2009

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 20 May 2009 (the "Supplementary Prospectus") for Centrica plc U.S.$6,000,000,000 Euro Medium Term Note Programme 2008

The Supplementary Prospectus should be read and construed in conjunction with the document incorporated by reference therein and the Base Prospectus dated 26 September 2008 as supplemented by the Supplementary Prospectuses dated 3 November 2008, 26 February 2009, 23 March 2009 and 2 April 2009 (together, the "Prospectus")

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6282S_-2009-5-21.pdf

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

SUPPLEMENTARY PROSPECTUS DATED 20TH MAY, 2009

centrica

CENTRICA plc

(incorporated in England and Wales with limited liability under registered number 3033654)

U.S.$6,000,000,000

Euro Medium Term Note Programme

This Supplementary Prospectus (the **Supplement**), to the Base Prospectus (the **Prospectus**) dated 26th September, 2008, as supplemented by the Supplementary Prospectuses dated 3rd November, 2008, 26th February, 2009, 23rd March, 2009 and 2nd April, 2009, respectively, which together comprise a base prospectus, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 (the **FSMA**) and is prepared in connection with the U.S.$6,000,000,000 Euro Medium Term Note Programme (the **Programme**) established by Centrica plc (the **Issuer**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplementary prospectuses to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Supplement has been prepared to disclose certain updated information relating to the Issuer. On 19th May, 2009 the Issuer published a circular to shareholders (the **Circular**) relating to, *inter alia*, the proposed joint venture with EDF S.A. A copy of the Circular has been filed with the Financial Services Authority and the information set out under each of the following headings in the Circular shall be incorporated in, and form part of, the Prospectus, in each case (as indicated below) either replacing, or adding to, the information set out under the relevant headings in the Prospectus:

Section of Circular	**Page**	**Section of Prospectus**	**Page**
"Risk Factors - Risks related to the Enlarged Group"	20-24	"Risk Factors - Factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme" to be replaced	9-13
"Risk Factors - Risks related to the Centrica Group"	24-27		
"Risk Factors - Risks related to the Nature of Centrica's Investment in Lake Acquisitions and NNB Holding Company"	36-38		

Section of Circular	Page	Section of Prospectus	Page
"Risk Factors - Risks related to the Transactions not Proceeding"	38		
"Part I Letter from the Chairman of Centrica - Background to the Transactions and the Segebel Disposal";	6	"Description of the Centrica Group - Recent Developments" to be added after "Description of the Centrica Group - Principal Operations"	62
"Part I Letter from the Chairman of Centrica - Reasons for the Transactions and the Segebel Disposal";	6-7		
"Part I Letter from the Chairman of Centrica - Information on the British Energy Group";	7-8		
"Part I Letter from the Chairman of Centrica - Information on Lake Acquisitions";	8-9		
"Part I Letter from the Chairman of Centrica - Information on New Nuclear Build";	9		
"Part I Letter from the Chairman of Centrica - Information on Segebel and SPE";	9-10		
"Part I Letter from the Chairman of Centrica - Financial Effects of the Transactions" - first two paragraphs;	14		
"Part VI Additional Information - 10 Litigation - 10.1 The Centrica Group"	165	"General Information - Litigation" to be replaced	68
"Part VI Additional Information - 12 Significant Changes - 12.1 The Centrica Group"	166	"General Information - Significant or Material Change" to be replaced In addition, the following new sentence will be inserted at the end of paragraph: "There has been no material adverse change in the financial position or prospects of the Issuer and its Subsidiaries taken as a whole since 31st December, 2008."	68

Section of Circular	Page	Section of Prospectus	Page
"Definitions - the following definitions only:"	185-206	"Description of the Centrica Group - Definitions" to be added after "Description of the Centrica Group - Recent Developments"	62

- Acquisition
- AGR
- Barclays
- BEG
- BETS
- BETSL
- British Energy
- British Energy Brand Option Deed
- British Energy Group
- Centrica Group
- Centrica Trading
- Commercial Power Purchase Agreement
- Company or Centrica
- Competition Commission
- Completion
- CVR
- Dungeness B
- EDF
- EDF Group
- EDF International
- EDF Plc
- Electrabel
- Electricity Sale Agreement
- Energy Act
- EPR
- Equity Power Purchase Agreements
- Existing British Energy

Section of Circular	Page	Section of Prospectus	Page
Nuclear Fleet			
• FIDD			
• First NNB Project			
• FSMA			
• GB Gas Holdings			
• GDF			
• GW			
• Hartlepool			
• Heysham 1			
• Heysham 2			
• Hinkley Point B			
• HM Government			
• Hunterston B			
• kWh			
• Lake Acquisitions			
• Lake Group			
• Lake Shareholders' Agreement			
• London Stock Exchange			
• Moody's			
• MW			
• MWh			
• National Grid			
• New Nuclear Build Option or NNB Option			
• New Nuclear Build or NNB			
• NNB Company			
• NNB Gen Company			
• NNB Holding Company			
• NNB Joint Venture			
• NNB Project			
• NNB Shareholders'			

Section of Circular	Page	Section of Prospectus	Page
Agreement			
• NPV			
• Offer			
• Official List			
• Ofgem			
• Output Increase Agreement			
• Partial CVR Alternative			
• Phase 2 Equity Power Purchase Agreements			
• Phase 3 Equity Power Purchase Agreements			
• Phase 3 Equity Power Purchase Agreement Principles			
• Power Purchase Agreements			
• Power Station			
• Residual Power Purchase Agreements			
• Rights Issue			
• S&P			
• Scottish Executive			
• Scottish Government			
• Secretary of State			
• Segebel			
• Segebel Disposal			
• Segebel SPA			
• Shareholders			
• Shares			
• Sizewell B			
• SPE			
• State Aid Power Purchase Agreements			
• Subscription and Investment			

Section of Circular	Page	Section of Prospectus	Page
Agreement			
• Torness			
• Transaction Agreements			
• Transactions			
• TWh			
• UK Listing Authority or UKLA			

Copies of all documents incorporated by reference in the Prospectus can be obtained from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London.

To the extent that there is any inconsistency between:

(a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement; and

(b) any other statement in or incorporated by reference in the Prospectus,

the statements referred to in sub-paragraph (a) above will prevail.

Save as disclosed in this Supplement, no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus has arisen or been noted, as the case may be, since the publication of the Prospectus.

An investor should be aware of its rights arising pursuant to Section 87Q(4) of the FSMA.

If documents which are incorporated by reference into this Supplement themselves incorporate any information or other documents therein, either expressly or implicitly, such information or other documents will not form part of this Supplement, except where such information or other documents are specifically incorporated by reference into, or attached to, this Supplement.